UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

BANKRATE, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

06646V108
(CUSIP Number)

Philippe Laffont Coatue Management, LLC 126 East 56th Street New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06646V108	Page 2 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philippe Laffont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,794,426 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,794,426 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,794,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06646V108	Page 3 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coatue Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,794,426 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,794,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,794,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 06646V108	Page 4 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coatue Offshore Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,658,789 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,658,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 06646V108	Page 5 of 11 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No.1”) to the Initial Statement on Schedule 13D filed on August 14, 2009 (the “Initial Statement” and together “Schedule 13D”) relates to the Common Stock, par value $.01 per share (the “Common Stock”) of Bankrate, Inc., a Florida corporation (the “Company or the “Issuer”) and is being filed to amend the Initial Statement as specifically set forth below. Philippe Laffont previously filed a Statement on Schedule 13G as a passive investor on September 14, 2007, as amended on February 14, 2008, February 9, 2009 and February 17, 2009. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Statement.

The principal executive offices of the Issuer are located at 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida.

Item 2.	Identity and Background

                        No material change.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

Earlier today Philippe Laffont, on behalf of the Reporting Persons, sent the following letter to Thomas Evans, the Issuer's President and Chief Executive Officer:

COATUE

126 East 56th Street, New York, NY 10022 • (212) 715-5100 • Fax: (212) 371-1297

24 August, 2009

Mr. Thomas J. Evans

President & CEO

Bankrate, Inc.

Tom:

Friday, in another acknowledgement that the management/ Apax proposal is a bad deal for existing shareholders, RiskMetrics Group (formerly known as ISS), a leading expert on corporate governance and mergers, issued a DO NOT TENDER report recommending that shareholders not tender into the current offer. Furthermore, I find it extremely troubling to read in the report that despite attempts on RiskMetrics’ side, you and the board refused to meet with them, a highly unusual move. The RiskMetrics report comes on the heels of another independent assessment that was critical of the deal and the process by which it was approved: Steven Davidoff’s August 19, 2009 “Deal Professor” column in The New York Times Dealbook1.

The RiskMetrics report focuses on many of the issues that we have raised with you:

•	There does not appear to be any immediate driver for a sale, and given the share price discount to relatively recent trading prices, the timing of the sale appears to be inopportune for shareholders.
•

The deal structure benefits the acquirer: Among other things, the breakup fee is higher than typical, the Company was not shopped aggressively, there is an expedited tender offer schedule and the shareholder approval requirement is below standard “best practice” for going private transactions involving insiders.

•

The disinterested director committee did not take primary responsibility for negotiations, did not have separate counsel and declined the opportunity to speak to RiskMetrics about the process. (I was amazed to read that the disinterested directors approved the deal with the help of Needham in less then 5 days. Did anyone remind Needham that their equity analyst had published a note in December, in the depths of the financial crisis, with a target price of $39 per share? )

_________________________

[1]	Available on The New York Times website: http://dealbook.blogs.nytimes.com/2009/08/19/behind-the-deal-bankrate-again/

CUSIP No. 06646V108	Page 6 of 11 Pages

Tom, why are there so many staggering and unanswered questions? Why would you sell at the low? Why would you sell during a financial crisis? Why would you sell when Apax, your buyer, uses the weak excuse of not paying more for this deal because they cannot finance it? Why would you rush this deal through with high break up fees, matching rights, and a low shareholder approval requirement?

As I think about these questions, I think about all the ways in which management’s incentives differ from those of other shareholders and conclude this is the only reason you and Mr. Morse would support such a terrible deal. After all, Mr. Morse will get to cash out half his stake in the Company at $28.50 and still roll a large chunk of his after-tax profit in this deal. And most important, you and the rest of your management cohort have a chance to share in a whopping $120 million (or even larger) compensation pool. Not bad for someone whose 2008 total compensation from the Company was $685,000. In fact, the lower the price offered to the rest of us, the higher your chances of participating in the bonus pool - what an interesting and perverse effect!

Your statement to me that shareholders are "lucky" to get $28.50 per share after you missed a quarter is naive and self-serving. It is naive to think the stock market would "punish you and bring your stock price to $12 or less" (your own words) based on your second quarter results. Many companies have missed earnings before you. Bankrate’s long-term value is based not on one missed quarter but on the long-term strength of its franchise and prospects for the future. It is self-serving because you needed the excuse of the bad quarter to rationalize an under priced deal born of a shoddy process. We obviously question the simultaneous timing of both announcements and note that you never gave the market the chance to value your company on the basis of second quarter results alone. How practical!

Tom, you and your board have betrayed the existing shareholders while rolling your own equity into this new deal and negotiating a great pay package for yourself and your management team. Either you should have fought for a better price or you should have committed yourselves to continue to run Bankrate as a public company with a great chance of getting the stock back to the $40 range, 40% higher then your takeout price. In fact, your stock closed above $40 per share on 125 trading days in 2008. At $40 per share, your stock would still be valued at a 6x 2012 adjusted EBITDA based on your own June 5 projections.

RiskMetrics has come out against this deal. We continue to urge all shareholders NOT to tender their shares and to withdraw today any shares previously tendered.

/s/ Philippe Laffont

Except as described in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein. However, each Reporting Person expects to evaluate on an ongoing basis the Prosposed Transaction as well as the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer.

CUSIP No. 06646V108	Page 7 of 11 Pages

SCHEDULE 13D

Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock; dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities. In addition, the Reporting Persons may engage in discussions with management, members of the Board, shareholders and other relevant parties concerning the operations, management, Board composition, ownership, capital structure, strategy and future plans of the Issuer, including the Proposed Transaction.

Item 5.	Interest in Securities of the Issuer

All ownership percentages set forth herein assume that there are 18,885,504 shares of Common Stock outstanding, representing the total number of outstanding shares of Common Stock reported in the Quarterly Report of the Issuer filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on August 10, 2009.

(a) and (b)(i) COMF may be deemed to beneficially own 1,658,789 shares of Common Stock, approximately 8.8% of the total number of shares of Common Stock outstanding. COMF may be deemed to have shared voting and dispositive power over 1,658,789 of the shares of Common Stock it beneficially owns.

(ii) By virtue of the fact that CM is the investment manager to COMF and other managed accounts and is authorized to vote and dispose of the securities held by COMF and such other accounts, CM may be deemed to beneficially own 1,794,426 shares of Common Stock, approximately 9.5% of the total number of shares of Common Stock outstanding. CM may be deemed to have shared voting and dispositive power over 1,794,426 of the shares of Common Stock it beneficially owns.

(iii) By virtue of the fact that Mr. Laffont is the portfolio manager of CM and COMF and is authorized and empowered to vote and dispose of the securities held by CM and COMF, Mr. Laffont may be deemed to beneficially own 1,794,426 shares of Common Stock, approximately 9.5% of the total number of shares of Common Stock outstanding. Mr. Laffont may be deemed to have sole voting and dispositive power over 1,794,426 of the shares of Common Stock he beneficially owns.

CUSIP No. 06646V108	Page 8 of 11 Pages

SCHEDULE 13D

(c) Except as set forth in Schedule B of the Initial Statement, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Common Stock during the past sixty days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D.

Exhibit 1	Joint Filing Agreement.

CUSIP	Page 9 of 11 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2009

COATUE MANAGEMENT, LLC.
By:	/s/ Philippe Laffont
Name: Philippe Laffont Title: Managing Member

COATUE OFFSHORE MASTER FUND, LTD.
By:	/s/ Philippe Laffont
Name: Philippe Laffont Title: Managing Member

PHILIPPE LAFFONT
/s/ Philippe Laffont
PHILIPPE LAFFONT

CUSIP No. 06646V108	Page10 of 11 Pages

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibits

Exhibit 1	Joint Filing Agreement.

CUSIP No. 06646V108	Page 11 of 11 Pages

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D. This Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement.

Date:	August 24, 2009

COATUE MANAGEMENT, LLC.
By:	/s/ Philippe Laffont
Name: Philippe Laffont Title: Managing Member

COATUE OFFSHORE MASTER FUND, LTD.
By:	/s/ Philippe Laffont
Name: Philippe Laffont Title: Managing Member

PHILIPPE LAFFONT
/s/ Philippe Laffont
PHILIPPE LAFFONT